Exhibit 99.3



PROXY
RRSAT GLOBAL COMMUNICATIONS NETWORK LTD.
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS FOR USE AT
THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON DECEMBER 29, 2011

The undersigned shareholder of RRsat Global Communications Network Ltd. (the “Company”) hereby appoints SHLOMO SHAMIR and OHAD HARLEV and each of them, the true and lawful attorney, agent and proxy of the undersigned, with full power of substitution, to vote as described on the reverse all of the Ordinary Shares of the Company that the undersigned is entitled to vote at the Company’s Extraordinary General Meeting of Shareholders to be held at the Company’s offices at RRsat Building, Negev Street, Airport City 70100, Israel, on December 29, 2011, at 5:00 p.m. (Israel time), and at any adjournment thereof.

The undersigned hereby acknowledges receipt of the Notice of Extraordinary General Meeting of Shareholders and the proxy statement accompanying such notice, revokes any proxy or proxies heretofore given to vote upon or act with respect to the undersigned’s shares and hereby ratifies and confirms all that said proxies, their substitutes, or any of them, may lawfully do by virtue thereof.

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder.

Unless the undersigned has noted otherwise, the undersigned certifies that:

1.           its holdings and its vote DO NOT REQUIRE the consent of the Israeli Minister of Communications pursuant to Section 1(b) to Annex F to the Company’s Special License No. 5-10439-0-96224 or Section 1(b) to Annex H to the Company’s Special License No. 5-10439-2-95049; and

2.           it does NOT have a personal interest in the adoption of Proposals Nos. 1 and 2.

(Continued and to be signed on the reverse side.)

14475

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

RRSAT GLOBAL COMMUNICATIONS NETWORK LTD.

December 29, 2011

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:
The Notice of Meeting, proxy statement and proxy card
 are available at http://www.amstock.com/ProxyServices/ViewMaterial.asp?CoNumber=15028

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

↓	Please detach along perforated line and mail in the envelope provided.	↓

00033300000000000000 5	122911

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒
			FOR	AGAINST	ABSTAIN
	1.	To extend and amend the terms of the Company’s services agreement and non-competition agreement with its Chief Executive Officer.	☐	☐	☐

	2.	To approve a consulting agreement with the Company’s Chief Executive Officer relating to services to be provided following his retirement from serving as the Company’s Chief Executive Officer.	☐	☐	☐

	3.	To approve an increase to the coverage of the Company’s directors and officers (D&O) liability insurance policy	☐	☐	☐

Unless stated otherwise in the line below, I certify that (A) my holdings and my vote DO NOT REQUIRE the consent of the Israeli Minister of Communications pursuant to Section 1(b) to Annex F to the Company’s Special License No. 5-10439-0-96224 or Section 1(b) to Annex H to the Company’s Special License No. 5-10439-2-95049; and (B) I do NOT have a personal interest in the adoption of Proposals Nos. 1 and 2:

A proxy card will not be considered unless it is received by RRsat Global Communications Network Ltd. (the “Company”) at its principal executive offices at RRsat Building, Negev Street, Airport City 70100, Israel, or at the offices of the Company’s registrar and transfer agent, by December 28, 2011.

To change the address on your account, please check the box at right and indicate your new address in the address space above.  Please note that changes to the registered name(s) on the account may not be submitted via this method.
☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:
Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.